

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

October 18, 2006

Terry S. Lisenby
Chief Financial Officer
Nucor Corporation
2100 Rexford Road
Charlotte, North Carolina 28211

RE: Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended April 1, 2006
File No. 1-4119

Dear Mr. Lisenby:

1. We have read your response letter dated October 10, 2006 to our letter dated October 2, 2006. We note that you expect to respond to our comments no later than November 6, 2006. However, given the quantitative significance of the revisions to your balance sheet captions as of December 31, 2005 and your cash flows from investing activities for the year ended December 31, 2005, we reiterate our belief that an amendment is required. Please amend your Form 10-K within the next 10 business days to correct the classification of your variable rate demand notes.

2. We remind you that when you file your restated Form 10-K/A you should appropriately address the following:
   - full compliance with SFAS 154, paragraphs 25 and 26,
   - fully update all affected portions of the document, including MD&A,
   - updated Item 9A disclosures should include the following:
     - a discussion of the restatement and the facts and circumstances surrounding it,
     - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
     - changes to internal controls over financial reporting, and
     - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

     Refer to Items 307 and 308(c) of Regulation S-K.
   - updated certifications.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief